FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF

                     THE SECURITIES EXCHANGE ACT OF 1934


For the month of March, 1998


                         TURBODYNE TECHNOLOGIES INC.
    ---------------------------------------------------------------------

               (Translation of registrant's name into English)

     SUITE 510, 1090 WEST PENDER STREET, VANCOUVER, BC, CANADA, V6E 2N7
    ---------------------------------------------------------------------
                  (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F    X     Form 40-F
                                -------            -------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes           No    X
                                -------      -------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ----------------------------
                                        (Registrant)


Date:   APRIL 6, 1998              By:  /S/ ANDREW LEE
       --------------                   ----------------------

                                             CORPORATE SECRETARY
                                        ------------------------------
                                        (Signature)*

     *Print the name and title of the signing officer under his signature

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   THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1)
                            OF THE SECURITIES ACT.

                                    FORM 27
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                                SECURITIES ACT
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             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          -----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia  V6E 2N7

          Telephone:  604-682-8854
          Facsimile:    604-688-8621

ITEM 2.   DATE OF MATERIAL CHANGE
          ------------------------

          March 30, 1998

ITEM 3.   PRESS RELEASE
          --------------

          March 30, 1998

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          ----------------------------

          Turbodyne Technologies Inc. ("Turbodyne") announced it has signed an exclusive distribution agreement with Astoria International S.A. ("Astoria"), a prominent Brazilian business group, for representation and distribution of Turbodyne's Turbopac TM products in Brazil, effective April 1,1998.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -------------------------------------

          Turbodyne announced it has signed an exclusive distribution agreement with Astoria International S.A. ("Astoria"), a prominent Brazilian business group, for representation and distribution of Turbodyne's Turbopac products in Brazil, effective April 1,1998.

          "The agreement provides for a minimum quantity of 1,000 Turbopacs TM in the first year, 5,000 in the second year, and 25,000 in the third year," said Walter Ware, Turbodyne's President & CEO. "Total sales revenue will be dependent upon the mix of product models shipped."

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          "Astoria has the necessary business expertise, integrity and financial capability to successfully import, warehouse, market and distribute Turbopacs TM in the heavy-duty commercial vehicle sector in Brazil, which consists of almost four million trucks and buses", Ware continued.

          Astoria, a 20-year old company, also represents Sumitomo Trading Co., Seiko Industries, and Nippon Magnetics, among others. Lener Marangoni, a principal of the company and a well-respected international banker, is the past President and CEO of Banco VR S.A., a unit of Vale Refeicao Ltda., one of the largest conglomerates in Brazil. Marangoni has been a frequent speaker at conferences promoted by Euromoney, Goldman Sachs, Gazeta Mercantil and international banks, regarding finance and foreign investments in Brazil and Latin America.

          "This is an extremely well-timed relationship for both companies," said Mr. Marangoni. "Brazil has made the environment a top priority, recently enacting new laws that impose enormous fines on businesses that pollute the air. The government is now equipped with a tough legal weapon that makes it very costly for companies to pollute, and we believe the Turbopac TM is the answer for potential customers to immediately comply with the law."

          Recently announced (press release-3/24) test results on transit buses, showing decreased pollutant emissions and fuel consumption, have prompted Astoria to establish a sales office and showroom in Sao Paulo. This action is expected to lead to the establishment of a wholly-owned subsidiary, TURBODYNE DO BRASIL LTDA., before the end of the year, and future plans call for manufacturing under license in Brazil.

          Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Commercial sales have begun. Turbodyne's light metals division is a manufacturer of machined aluminum castings and a leading supplier to the automotive industry, providing $39 million in revenues in 1997.


          BRAZIL AGREEMENT
          MARCH 30, 1998

          Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.

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          ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          -------------------------------------

          Not applicable.


ITEM 7.   OMITTED INFORMATION
          --------------------

          Not applicable.


ITEM 8.   SENIOR OFFICERS
          ----------------

          Mr. Walter F. Ware
          President & Chief Executive Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile:   (818) 593-2284

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ------------------------------

          The foregoing accurately discloses the material change referred to herein.


April 8, 1998
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Date


/s/ ANDREW LEE
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(signature)


ANDREW LEE
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Name


CORPORATE SECRETARY
------------------------------------------------
Position


VANCOUVER, BRITISH COLUMBIA
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Place of Declaration